February 14, 2013

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust III, File No. 333-185875, Form N-14.  Reorganization of the Marathon Value Portfolio, a series of the Unified Series Trust, into the Marathon Value Portfolio, a series of Northern Lights Fund Trust III.

Dear Ladies and Gentlemen, Ms. Churko and Mr. Grzeskiewicz:

On behalf of Northern Lights Fund Trust III (the "Registrant"), a Delaware statutory trust, we hereby file Pre-Effective Amendment No. 3 (the “Amendment”) to a registration statement under the Securities Act of 1933 on Form N-14 filed with the Securities and Exchange Commission on January 3, 2013. The primary purpose of this filing is to amend the registration statement to incorporate edits in response to comments provided by Ms. Churko on behalf of the staff and to update missing or bracketed information.

On behalf of the Registrant, we will request acceleration of the effective date by separate letter.

* * *

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

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The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

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Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

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The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct comments to my attention at 614-469-3347 or to JoAnn Strasser at 614-469-3265.

Sincerely,

/s/ Mark D. Maxwell

Mark D. Maxwell

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